                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 3)*


                          Founders Food & Firkins Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   350551 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven J. Wagenheim
                              5831 Cedar Lake Road
                         St. Louis Park, Minnesota 55416
                                 (952) 525-2070
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 27, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                       (Continued on following pages)

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CUSIP No.    350551 10 7              13D                    Page 2 of 17 Pages

 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              BREWING VENTURES LLC

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

 3        SEC USE ONLY

 4        SOURCE OF FUNDS*
                            WC, OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            MINNESOTA

                            7  SOLE VOTING POWER
        NUMBER OF
          SHARES                                      1,662,500
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            8  SHARED VOTING POWER
                                                      0

                            9  SOLE DISPOSITIVE POWER
                                                      1,662,500

                            10 SHARED DISPOSITIVE POWER
                                                      0

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,662,500
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      43.7%
 14       TYPE OF REPORTING PERSON*
                                       CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    350551 10 7              13D                    Page 3 of 17 Pages

 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            WILLIAM E. BURDICK

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /X/
          (b)

 3        SEC USE ONLY

 4        SOURCE OF FUNDS*
                            WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            UNITED STATES

                            7  SOLE VOTING POWER
        NUMBER OF
          SHARES                                      79,000**
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            8  SHARED VOTING POWER
                                                      1,662,500

                            9  SOLE DISPOSITIVE POWER
                                                      79,000**

                            10 SHARED DISPOSITIVE POWER
                                                      1,662,500

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,741,500**

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      45.1%

 14       TYPE OF REPORTING PERSON*
                                       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 25,000 shares purchasable pursuant to the exercise of Class A
  Warrants and 29,000 shares purchasable pursuant to the exercise of options.

CUSIP No.    350551 10 7              13D                    Page 4 of 17 Pages

 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                               STEVEN J. WAGENHEIM

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /X/
          (b)

 3        SEC USE ONLY

 4        SOURCE OF FUNDS*
                            WC, OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            UNITED STATES

                            7  SOLE VOTING POWER
        NUMBER OF
          SHARES                                      45,000**
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            8  SHARED VOTING POWER
                                                      1,904,920***

                            9  SOLE DISPOSITIVE POWER
                                                      45,000**

                            10 SHARED DISPOSITIVE POWER
                                                      1,904,920***

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,949,920****

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      49.1%

 14       TYPE OF REPORTING PERSON*
                                       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
**   Represents shares purchasable pursuant to the exercise of options.
*** Includes 121,210 shares purchasable pursuant to the exercise of Class A Warrants.
**** Includes 121,210 shares purchasable pursuant to the exercise of Class A
     Warrants and 45,000 shares purchasable pursuant to the exercise of options.

CUSIP No.    350551 10 7              13D                    Page 5 of 17 Pages

 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            MITCHEL I. WACHMAN

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /X/
          (b)

 3        SEC USE ONLY

 4        SOURCE OF FUNDS*
                            WC, OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            UNITED STATES

                            7  SOLE VOTING POWER
        NUMBER OF
          SHARES                                      18,000**
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            8  SHARED VOTING POWER
                                                      1,904,920***

                            9  SOLE DISPOSITIVE POWER
                                                      18,000**

                            10 SHARED DISPOSITIVE POWER
                                                      1,904,920***

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,922,920****

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      48.7%

 14       TYPE OF REPORTING PERSON*
                                       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
**   Represents shares purchasable pursuant to the exercise of options.
*** Includes 121,210 shares purchasable pursuant to the exercise of Class A Warrants.
**** Includes 121,210 shares purchasable pursuant to the exercise of Class A
     Warrants and 18,000 shares purchasable pursuant to the exercise of options.

CUSIP No.    350551 10 7              13D                    Page 6 of 17 Pages

 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            ARTHUR E. PEW III

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /X/
          (b)

 3        SEC USE ONLY

 4        SOURCE OF FUNDS*
                            PF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            UNITED STATES

                            7  SOLE VOTING POWER
        NUMBER OF
          SHARES                                      229,940**
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            8  SHARED VOTING POWER
                                                      1,662,500

                            9  SOLE DISPOSITIVE POWER
                                                      229,940**

                            10 SHARED DISPOSITIVE POWER
                                                      1,662,500

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,892,440**

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      48.0%

 14       TYPE OF REPORTING PERSON*
                                       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 97,470 shares purchasable pursuant to the exercise of Class A
   Warrants and 35,000 shares purchasable pursuant to the exercise of options.

      Brewing Ventures LLC (the "Reporting Person") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed with the SEC on June 6, 2000, and amended on June 13, 2000 and August 7, 2001, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Founders Food & Firkins Ltd., a Minnesota corporation ("Founders"). Item 3 and Item 7 of the Schedule 13D are hereby amended and Item 5 of the Schedule 13D is hereby amended and restated.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On June 12, 2000, Founders issued 1,000,000 units to the underwriter of its initial public offering. New Brighton Ventures, Inc. ("NBV") purchased 121,210 units in the initial public offering for total consideration of $499,991.25. NBV used working capital of $199,991.25 and a loan from Arthur
E. Pew III in the amount of $300,000 to purchase such units.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, the Reporting Person beneficially owned 1,662,500 shares of Common Stock, representing 43.7% of the class. As of the date hereof, William E. Burdick beneficially owned 1,741,500 shares of Common Stock, representing 45.1% of the class. Such number consists of (1) options to purchase 29,000 shares, (2) 25,000 shares owned by Sherlock's Home, an entity owned by Mr. Burdick, (3) Class A Warrants to purchase 25,000 shares owned by Sherlock's Home, and (4) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Steven J. Wagenheim beneficially owned 1,949,920 shares of Common Stock, representing 49.1% of the class. Such number consists of (1) options to purchase 45,000 shares, (2) 121,210 shares owned by NBV, an entity 70% owned by Mr. Wagenheim, (3) Class A Warrants to purchase 121,210 shares owned by NBV, and (4) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Mitchel I. Wachman beneficially owned 1,922,920 shares of Common Stock, representing 48.7% of the class. Such number consists of (1) an option to purchase 18,000 shares, (2) 121,210 shares owned by NBV, an entity 30% owned by Mr. Wachman, (3) Class A Warrants to purchase 121,210 shares owned by NBV, and (4) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Arthur E. Pew III beneficially owned 1,892,440 shares of Common Stock, representing 48.0% of the class. Such number consists of (1) 35,000 shares purchasable pursuant to the exercise of options, (2) 100 shares owned by Mr. Pew's spouse,
            (3) Class A Warrants to purchase 100 shares owned by Mr. Pew's spouse, (4) 400 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, (5) Class A Warrants to purchase 400 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, (6) 96,970 shares owned directly by Mr. Pew, (7) Class A Warrants to purchase 96,970 shares owned directly by Mr. Pew, and
            (8) 1,662,500 shares owned by the Reporting Person.

      (b) The Reporting Person has sole power to vote and to dispose of all of its shares. Mr. Burdick has sole power to vote and to dispose of 79,000 shares (29,000 directly and 50,000 through his interest in Sherlock's Home) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person). Mr. Wagenheim has sole power to vote and to dispose of 45,000 shares and shared power to vote and to dispose of 1,904,920 shares (242,420 through his interest in NBV and 1,662,500 through his interest in the Reporting Person). Mr. Wachman has sole power to vote and to dispose of 18,000 shares and shared power to vote and to dispose of 1,904,920 shares (242,420 through his interest in NBV and 1,662,500 through his interest in the Reporting Person). Mr. Pew has sole power to vote and to dispose of 229,940 shares (228,940 directly, 200 through his spouse and 800 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).

      (c) On December 27, 2001, Founders granted the following fully vested non-qualified stock options:

            Name of Optionee    Number of Shares  Exercise Price  Expiration Date
            ----------------    ----------------  --------------  ---------------
            Steven J. Wagenheim 25,000            $1.65           12/27/11
            William E. Burdick  9,000             $1.65           12/27/11
            Mitchel I. Wachman  18,000            $1.65           12/27/11

      (d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that Mr. Pew has a security interest in the units purchased by NBV in Founders' initial public offering.

      (e)   Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 Promissory Note in the principal amount of $300,000, issued by New Brighton Ventures, Inc. Maker, to Arthur E. Pew III, Payee, dated June 1, 2000.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2002                BREWING VENTURES LLC


                                       /s/ Steven J. Wagenheim
                                       ---------------------------------------
                                       Steven J. Wagenheim
                                       Member

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2002                /s/ William E. Burdick
                                       ---------------------------------------
                                       William E. Burdick

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2002                /s/ Steven J. Wagenheim
                                       ---------------------------------------
                                       Steven J. Wagenheim

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2002                /s/ Mitchel I. Wachman
                                       ---------------------------------------
                                       Mitchel I. Wachman

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2002                /s/ Arthur E. Pew III
                                       ---------------------------------------
                                       Arthur E. Pew III

                                INDEX TO EXHIBITS

Exhibit
Number      Description
------      -----------
1           Promissory Note in the principal amount of $300,000, issued by
            New Brighton Ventures, Inc. Maker, to Arthur E. Pew III,
            Payee, dated June 1, 2000.